Exhibit 99.143

BRS, Inc.
P.O. Box 1104
Broomfield, CO 80038-1104
E-Mail: brs@wyoming.com
303 410-6781 Fax: 303 464-1865

CONSENT OF BRS ENGINEERING

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled the “Sheep Mountain Uranium Project Fremont, County, Wyoming USA 43-101 Mineral Resource Report Update March, 2011” dated March 1, 2011 (the “Sheep Mountain Resource Update”), (2) the technical report entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report” dated April 13, 2012 (the “Sheep Mountain Technical Report”), (3) the technical report entitled “Juniper Ridge Uranium Project, Carbon County, Wyoming, USA; 43-101 Mineral Resource Technical Report” dated February 21, 2012 (the “Juniper Ridge Report”), (4) the Annual Information Form of the Company dated December 20, 2012, (5) the Management Information Circular of the Company dated July 15, 2013, and the documents incorporated by reference therein, which include reference to the undersigned in connection with technical information relating to the Juniper Ridge Report and the Sheep Mountain Technical Report, (6) the Company’s Management Information Circular dated January 10, 2012, which includes reference to the undersigned in connection with technical information relating to the Sheep Mountain Resource Update and the Sheep Mountain Report, and the properties described therein, (7) the Company’s Management Discussion and Analysis for the period ended June 30, 2012, which includes reference to the undersigned in connection with information relating to the Sheep Mountain Technical Report, and the properties described therein, (8) the Company’s Management Discussion and Analysis for the period ended March 31, 2012, which includes reference to the undersigned in connection with information relating to the Sheep Mountain Resource Update, and the properties described therein, (9) the Company’s Management Discussion and Analysis for the period ended December 31, 2011, which includes reference to the undersigned in connection with information relating to the Sheep Mountain Resource Update, and the properties described therein and (10) the Company’s press release dated March 1, 2012 which includes reference to the undersigned in connection with information relating to the Sheep Mountain Project.

BRS ENGINEERING

/s/ Douglas L. Beahm
Name: Douglas L. Beahm
Title: President and Principal Engineer, BRS Inc.

Date: November 15, 2013